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                             April 26, 2021

       Kim Boyce
       Chief Executive Officer
       Reflect Scientific Inc.
       1266 South 1380 West
       Orem, UT 84058

                                                        Re: Reflect Scientific
Inc.
                                                            Registration
Statement on Form 10
                                                            Filed March 30,
2021
                                                            File No. 000-31377

       Dear Mr. Boyce:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10 filed March 30, 2021

       Impact of the COVID-19 Pandemic, page 1

   1. We note your statement on page 2 that the recent COVID-19 pandemic "has to date had little effect on [y]our
business". However, we also note your disclosure regarding the use of ultra-cold freezers
for vaccines and that revenue increased by 73.5% in FY 2020
                                                        compared to FY 2019,
which resulted from an increase in the sale of your ultra-cold freezers. Please revise
your disclosure both in the Summary and in MD&A to clarify
                                                        whether the increase in
sales and revenue has directly resulted from the COVID-19
                                                        pandemic specifically,
and address the possibility that such demand may decrease or fluctuate in the future
and may not, therefore, be indicative of sales and revenues going forward.
 Kim Boyce
FirstName   LastNameKim  Boyce
Reflect Scientific Inc.
Comapany
April       NameReflect Scientific Inc.
       26, 2021
April 226, 2021 Page 2
Page
FirstName LastName
Products, page 4

2. Please revise your disclosure to include discussion of your principal products. In this regard, we note that your website describes several product lines, in addition to your
         Cryometrix product line, such as your Visacon OEM products, LCGCVials.com vial products, GCFerrules.com OEM GC consumable products, and HPLCDetectors.com UV detector products. Alternatively, please explain to us why such disclosure is not required.

         In addition, we note your statement that you outsource the majority of your manufacturing and focus on product innovation. However, you also state that you are engaged in the
         "manufacture and distribution" of products. Please revise your disclosure to clearly describe the operations conducted directly by the company and those outsourced, and ensure your characterization of the company is in line with such description. Please also discuss the distribution methods of your products. See Item 101(h) of Regulation S-K for guidance.
3. Please revise your disclosure to provide support for your beliefs that you have been able to develop "unique" patentable products, that you offer a superior value proposition "over any other competing and existing products in the market" and that the advantages of your technology provides "immediate cost savings and reliability" for your clients, and that "existing mechanical freezers are outdated and [y]our freezers will be the desired technology to which the industry will move, providing [you] the opportunity to gain a significant market share in this large market".
Competition , page 5

4. We note your disclosure regarding competition with your freezer products. Please expand your disclosure to also discuss competition among your other product lines, if applicable.
         In addition, please disclose the company's competitive position in the industry and methods of competition, as required by Item 101(h)(4)(iv) of Regulation S-K.
Dependence on One or a Few Major Customers, page 6

5. We note your disclosure that you have four major customers who represented 24% and
         37% of your sales volume in 2020 and 2019. Please clarify whether any of your four major customers individually contributed to a material amount of revenue. To the extent material, please disclose the material terms of your agreements with such customer.
         Additionally, please provide us with your analysis as to whether any one or more of the contracts with your four major customers are required to be filed as exhibits to your registration statement.
 Kim Boyce
FirstName   LastNameKim  Boyce
Reflect Scientific Inc.
Comapany
April       NameReflect Scientific Inc.
       26, 2021
April 326, 2021 Page 3
Page
FirstName LastName
Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or Labor Contracts
Including Duration, page 7

6. We note your disclosure that there are currently 29 patents assigned to the Company.
         Please expand your disclosure to include the specific products to which your patents relate, the type of patent protection granted, the expiration dates of your patents, and the applicable jurisdiction of your patents.
Liquidity and Capital Resources, page 12

7. We note that the Company's Statement of Cash Flows indicates that it received proceeds from an SBA PPP Loan as well as your disclosure on page 36 that the Company has a line of credit with a commercial bank. Please expand your disclosure to include information regarding these sources of liquidity.
Security Ownership of Certain Beneficial Owners, page 12

8. We note that the information in this section has been provided as of March 17,
         2021. Please revise the information to appear as of the most recent practicable date, as required by Item 403 of Regulation S-K.
Holders, page 17

9. Please provide the information regarding the number of holders of record of your common stock as of the latest practicable date, as required by Item 201(b)(1) of Regulation S-K.
General

10. Pursuant to Section 12(g)(1) of the Exchange Act, the Form 10 becomes effective automatically 60 days after the initial filing date. At that time, you will be subject to the reporting requirements of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before the effectiveness date you should consider withdrawing the Form 10 registration statement to prevent it from becoming effective and, as applicable, file a new
         Form 10 registration at such time as you are able to respond to any remaining issues or comments.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jeanne Bennett at 202-551-3606 or Vanessa Robertson at 202-551-3649
if you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Laura Crotty at 202-551-7614 with any other questions.
 Kim Boyce
Reflect Scientific Inc.
April 26, 2021
Page 4



                                        Sincerely,
FirstName LastNameKim Boyce
                                        Division of Corporation Finance
Comapany NameReflect Scientific Inc.
                                        Office of Life Sciences
April 26, 2021 Page 4
cc:       Branden T. Burningham, Esq.
FirstName LastName